Filed pursuant to Rule 424(b)(3)

Registration No. 333-280990

HASHDEX NASDAQ CME CRYPTO INDEX ETF

SUPPLEMENT NO. 2 DATED SEPTEMBER 1, 2026

TO THE PROSPECTUS DATED MAY 15, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hashdex Nasdaq CME Crypto Index ETF (the “Trust”), dated May 15, 2026 (the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-280990) declared effective by the Securities and Exchange Commission (the “SEC”) on May 15, 2026 (as amended, the “Registration Statement”).

The purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to reflect the quarterly reconstitution and rebalancing of the Index, effective September 1, 2026, pursuant to which Hyperliquid (HYPE) was added as an Index Constituent.

Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Prospectus are indicated with bold, underlined text and deletions are indicated with ~~strikethrough~~. All pages, paragraphs and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

The following is added to the end of the section titled “Risk Factors – Risks Related to the Index Constituents.”

Hyperliquid (HYPE) has a limited operating history, concentrated ownership and governance , and is subject to heightened regulatory uncertainty, any of which could adversely affect the value of the Common Shares.

HYPE and the Hyperliquid network became operational only in 2024 and therefore have a substantially shorter operating history than the Trust’s other Index Constituents. As a result, there is a limited basis on which to evaluate HYPE’s performance, network security, and long-term viability, and HYPE may be more susceptible than more established crypto assets to extreme price volatility, technical failures, network attacks, diminished liquidity, and loss of market confidence. The addition of HYPE to the Index is the result of the quarterly reconstitution and rebalancing of the Index effective September 1, 2026, and HYPE may cease to be an Index Constituent following any future reconstitution.

A significant portion of the total supply of HYPE is held by, or reserved for future distribution to, a limited number of holders, including the network’s core contributors and the Hyper Foundation, and remains subject to vesting and scheduled release. The release of additional HYPE into circulation pursuant to these schedules could increase the circulating supply and create selling pressure that adversely affects the price of HYPE. In addition, staking, validation, and governance of the Hyperliquid network are concentrated among a relatively small number of validators and holders, which increases the risk that a limited group could exert significant influence over the operation or governance of the network, and heightens the potential impact of validator misbehavior, downtime, or collusion.

The value of HYPE is closely tied to continued usage and operation of the Hyperliquid protocol and its exchange, a substantial portion of whose activity consists of perpetual-futures and other derivatives trading. Perpetual futures and other leveraged derivatives offered through decentralized protocols are the subject of significant and evolving regulatory scrutiny in the United States and other jurisdictions, including with respect to whether such activities require registration or licensing or are permissible for U.S. persons. Adverse legislative, regulatory, or enforcement developments affecting the Hyperliquid protocol, its exchange, or HYPE could materially and adversely affect the demand for, and price of, HYPE and, in turn, the value of the Common Shares. Furthermore, the market for HYPE derivatives is substantially smaller and less established than the markets for bitcoin and ether derivatives, and there can be no assurance that liquid regulated trading venues for HYPE will develop or be sustained, which may adversely affect its liquidity, price discovery, and the effectiveness of the arbitrage mechanism for the Common Shares.

The first paragraph of the section titled “Overview of the Index Constituents Industry” is deleted and replaced by the following:

The Index Constituents, as of ~~June 30, 2026~~September 1, 2026, are bitcoin (BTC), ether (ETH), ripple (XRP), solana (SOL), cardano (ADA), chainlink (LINK), stellar (XLM), ~~and~~ bitcoin cash (BCH) and hyperliquid (HYPE). The current Index Constituents and their weightings are disclosed on the Trust’s website. Each Index Constituent operates on its respective network. The Index Constituents Networks are decentralized peer-to-peer computer systems that rely on public key cryptography for security, and their values are primarily influenced by market supply and demand. The Sponsor will disclose the current Index Constituents and their weighting on the Trust’s website on an ongoing basis.

The following is added after the section titled “Overview of the Index Constituents Industry – Bitcoin Cash (BCH)”.

Hyperliquid (HYPE)

HYPE is the native asset of Hyperliquid, a proof-of-stake Layer 1 blockchain that became operational in 2024 and is optimized for on-chain financial applications, most notably a fully on-chain, order-book-based exchange offering spot and perpetual-futures trading. The Hyperliquid network is composed of HyperCore, which natively hosts the exchange’s order book, margining and settlement logic, and HyperEVM, a general-purpose execution environment compatible with the Ethereum Virtual Machine (“EVM”) that allows developers to deploy smart contracts and decentralized applications on the network.

Hyperliquid reaches consensus through a Byzantine fault-tolerant proof-of-stake mechanism known as HyperBFT, under which validators are selected to propose and validate blocks, and earn rewards, based on the amount of HYPE staked to, or delegated to, them. Because the network currently relies on a comparatively small set of validators, participation in consensus and in the governance of the network is more concentrated than on more established networks such as the Bitcoin and Ethereum Networks.

HYPE has a maximum supply of 1,000,000,000 tokens. The majority of the total supply was allocated to the Hyperliquid community, including through a genesis distribution to early users of the protocol, with the remainder allocated to core contributors and to the Hyper Foundation, in each case subject to distribution and vesting schedules pursuant to which additional tokens are expected to enter circulation over time. HYPE is used to pay transaction fees (“gas”) on the network, may be staked to help secure the network and earn staking rewards, and confers governance rights with respect to the protocol. In addition, a portion of the fees generated by the Hyperliquid exchange is used to repurchase HYPE in the secondary market, which reduces the amount of HYPE available in circulation.

The third paragraph of the section titled “Business of the Trust – The Trust’s Investment Strategies” is deleted and replaced with the following:

The ratio of investment in the Index Constituents, representing the proportion of quantities of crypto assets per Common Share, changes quarterly as described below in the section titled “The Trust’s Benchmark”. As of ~~June 30, 2026~~September 1, 2026, the crypto asset constituents of the Index Constituents and their weightings are estimated to be as follows:

Constituents	Weight
Bitcoin (BTC)	~~78.63%~~ 74.36%
Ethereum (ETH)	~~10.97%~~ 11.88%
XRP	~~5.48%~~ 5.21%
Solana (SOL)	~~3.42%~~ 3.79%
Hyperliquid (HYPE)	3.36%
Cardano (ADA)	~~0.47%~~ 0.46%
Stellar (XLM)	~~0.41%~~ 0.31%
Chainlink (LINK)	~~0.37%~~ 0.42%
Bitcoin Cash (BCH)	~~0.25%~~ 0.21%